Exhibit I-12

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document is an English translation of a Japanese original. In case of any discrepancy between the English and Japanese documents, the latter shall prevail.

March 31, 2009

Dear Shareholders and Registered Pledgees of Shares

Takao Yagihashi, President Towa Real Estate Development Co., Ltd. 3-13, Yaesu 2-chome, Chuo-ku, Tokyo

Public Notice Concerning a Share Exchange

Towa Real Estate Development Co., Ltd. (the “Company”), hereby publicly announces that the Company resolved to implement a share exchange (“Kabushiki-kokan”), according to which Mitsubishi Estate Co., Ltd. (location of head office: 6-1, Otemachi 1-chome, Chiyoda-ku, Tokyo), will become a wholly owning parent company of the Company on Thursday, April 30, 2009, as the effective date of the share exchange, at the extraordinary general meeting of shareholders, the general meeting of the shareholders with class shares (“shurui kabunushi soukai”) for the shareholders with common stock, the general meeting of the shareholders with class shares for the shareholders with Class A preferred stock and the general meeting of the shareholders with class shares for the shareholders with Class B preferred stock.

The Company also publicly announces that the Company has received approval in writing as set forth in Articles 325 and 319 of the Corporation Law from each and every shareholder with class shares of the Class C, Class D and Class E preferred stock, instead of holding the respective general meetings of the shareholders with class shares for the shareholders with Class C, Class D and Class E preferred stock.

Handling office of the transfer agent:
Corporate Agency Division,
Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo